Kai Haakon E. Liekefett Tel 713.758.3839	kliekefett@velaw.com Fax 713.615.5678

Via EDGAR and Federal Express

May 2, 2013

David L. Orlic

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Clearwire Corporation
Revised Preliminary Proxy Statement filed by Crest Financial Limited and Crest Investment Company
Filed April 30, 2013
File No. 001-34196

Ladies and Gentlemen:

On behalf of our clients, Crest Financial Limited and Crest Investment Company (collectively, the “Participants”), please find responses to the oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 1, 2013, with respect to the Participants’ Revised Preliminary Proxy Statement, File No. 001-34196, filed with the Commission on April 30, 2013 (the “Revised Preliminary Proxy Statement”).

The Participants are filing concurrently with this letter an amendment to the Revised Preliminary Proxy Statement (“Amendment No. 3”), which includes revisions to the Revised Preliminary Proxy Statement in response to the Staff’s comments. Enclosed with this letter is a copy of Amendment No. 3 marked to show changes from the Revised Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

May 2, 2013  Page 2

Revised Preliminary Proxy Statement filed on April 30, 2013

1.	Please explain and clarify your calculation of $0.11 MHz-Pop. It appears this is derived from subtracting from the $10 billion asserted enterprise value the value of the leases and non-spectrum assets—leaving $5 billion as the enterprise value and dividing this value by 47 billion MHz-POP. If so, please clarify your disclosure

RESPONSE:

In response to the Staff’s comment, the disclosure in the Revised Preliminary Proxy Statement on page 5 of Amendment No. 3 has been revised.

2.	Please explain and clarify your statement that the Dr. Furchtgott-Roth Report “found that it was reasonable for Centerview and Evercore to arrive at a valuation of Clearwire between $9.54 and $15.50 per share.”

RESPONSE:

In response to the Staff’s comment, the disclosure in the Revised Preliminary Proxy Statement on page 5 of Amendment No. 3 has been revised.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kai Haakon E. Liekefett of Vinson & Elkins L.L.P. at (713) 758-3839.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

Enclosures

cc:	David K. Schumacher, Esq. (Crest Financial Limited)